SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

                   iDine Rewards Network, Inc.
    ---------------------------------------------------------
                        (Name of Issuer)

                  Common Stock, $0.02 par value
    ---------------------------------------------------------
                 (Title of Class of Securities)

                            893767103
               -----------------------------------
                         (CUSIP Number)

                       Dominic M. Mangone
                        6N271 James Court
                        Medinah, IL 60157
                         (630) 894-4926

                         with a copy to:
                          John E. Lowe
                        Altheimer & Gray
                      10 South Wacker Drive
                     Chicago, Illinois 60606
                         (312) 715-4020

        -------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        February 5, 2003
     ------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-
1(b)(3) or (4), check the following box.  / /

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------------------------
1.   Name of Reporting Person:

     Dominic M. Mangone
---------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  / /

                                             (b)  /X/
---------------------------------------------------------
3.   SEC Use Only

---------------------------------------------------------
4.   Source of Funds:
     PF
---------------------------------------------------------
5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) or 2(f):/ /

---------------------------------------------------------
6.   Citizenship or Place of Organization:  Illinois
               ------------------------------------------
Number of      7.   Sole Voting Power:  338,767
Shares         ------------------------------------------
Beneficially   8.   Shared Voting Power:  0
Owned By       ------------------------------------------
Each           9.   Sole Dispositive Power:  338,767
Reporting      ------------------------------------------
Person         10.  Shared Dispositive Power:  0
With
---------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:

     338,767
---------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares:
                                                  / /
---------------------------------------------------------
13.  Percent of Class Represented by Amount
     in Row (11):   1.5%
---------------------------------------------------------
14.  Type of Reporting Person:  IN
---------------------------------------------------------

Item 1.   Security and Issuer.

     This statement constitutes Amendment No. 3 to the Statement on Schedule 13D (the "Original Schedule 13D") filed with the Securities Exchange Commission ("SEC") on May 8, 2000 as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on August 24, 2000 and Amendment No. 2 to Original Schedule 13D filed with the SEC on February 11, 2003 and relates to the shares of common stock, par value $.02 per share (the "Common Stock") of iDine Rewards Network, Inc., formerly known as Transmedia Network, Inc. (the "Issuer") having its principal executive office at 11900 Biscayne Boulevard, Miami, Florida 33181. This Amendment No. 3 is filed solely to include the exhibits which were inadvertently not filed with Amendment No. 2. Unless otherwise stated herein, the Original Schedule 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D, as previously amended.


Item 7.   Material to be Filed as Exhibits.


     Item 7 is amended and restated as follows:

     Exhibit        Document Description
     -------        --------------------

     1.        Stock Purchase Agreement - Previously filed with
Original 13D.

     2.        Form of Warrant - Previously filed with Original
13D.

     3.        Investment Agreement - Previously filed with
Original 13D.

     4. Co-Sale and Voting Agreement - Previously filed with Original 13D.

     5.        First Amendment to Investment Agreement

     6.   Termination of Co-Sale and Voting Agreement

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:    February 13, 2003


                                /s/Dominic M. Mangone
                                ---------------------
                                Dominic M. Mangone